Novarad Selects Glassware 2.0 Virtualization Platform from Sphere 3D

Collaboration agreement will allow for the delivery of performance enhancements, new IaaS capabilities, and Windows XP migration

Mississauga, Ontario - April 23rd, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF), a virtualization technology solution provider and Novarad Corporation, supplier of one of the top 3 rated PACS (Picture Archiving and Communication System) in America, announced today that they have entered into a collaboration agreement for the utilization of Glassware 2.0™ as infrastructure for the delivery of next generation Radiology Software.

According to a study from Global Industry Analysts, Inc. the Global market for PACS is forecast to reach US$6.1 billion by 2018, driven by governments push for healthcare IT implementation, rising demand for medical imaging procedures and increasing sophistication of imaging modalities. In addition, the study claims “Today, PACS and RIS are among the most sought-after healthcare IT solutions among healthcare providers seeking an improvement in workflow efficiency and productivity.” The global market for Healthcare IT is expected to reach US$103 Billion by 2020 according to research from Grand View Research, Inc.

The Collaboration agreement will allow Sphere 3D and Novarad to offer an on premise appliance for the delivery of Novarad software to healthcare providers; without the requirement to refresh workstation hardware. By delivering an Infrastructure as a Service (“IaaS”) offering, customers can take advantage of a prebuilt solution based on a verified architecture that reduces deployment risk and accelerates time to availability.

The drop-in appliance approach, coupled with the Glassware 2.0™ architecture, delivers enterprise-class performance, reliability and the ability to quickly scale both up and out to meet the needs of the enterprise. In, addition, by deploying centralized hosted applications on premise, IT departments are afforded an immediate solution to deal with the recent end of support for Windows XP; replacement of Windows XP represents a substantial opportunity with an estimated 30 percent of computers being used around the world still running the 12-year-old operating system.

“We have tested many of today’s leading virtualization technologies and have looked at a number of potential solutions; none were able to deliver the simple migration to virtualization and incredible performance that we get from the Sphere 3D approach to virtual computing.”said Paul Shumway, Senior Vice President of Novarad, “The first time we saw our products run on Glassware 2.0, we were sold “.

“Novarad’s radiology software solutions are consistently given top KLAS ratings and recognized for their ease of use, advanced features, and ability to increase productivity” said Stoney Hall VP Global Sales, Sphere 3D “we are honored to be working with one of the healthcare industry's leading vendors in integrated PACS and radiology information systems”.

The Glassware 2.0™ platform for mission critical applications features include access to real GPU processing, true 3D rendering, real-time failover, continuous availability, high performance and secure multi-tenancy. Novarad intends to delivery this new offering as an upgrade to existing customers as well as to prospective customers.

About PACS

PACS is a system based on the universal Digital Imaging and Communications in Medicine “DICOM” standard, which uses a server to store and allow facile access to high-quality radiologic images, including conventional films, CT, MRI, PET scans and other medical images over a network.

For additional information Contact:

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

About Novarad

With more than 850 installations worldwide, Novarad is the healthcare community's trusted provider of radiology technologies. Novarad's full diagnostic suite of PACS, RIS, cardiology, orthopedic and mammography systems increase radiology efficiency and deliver unmatched value. Images and reports are available anytime, anywhere via the full diagnostic viewer, iPad or any mobile device with web access.Novarad also offers the MARZ Vendor Neutral Archive, a leading VNA solution created through a partnership between Dell and Novarad. Novarad has been ISO certified since 2006 and holds FDA 510(k) certification. Please visit: www.novarad.net

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of many of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator™ management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com, www.v3sys.com or access the Company's public filings at www.sedar.com.

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